3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA  19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

May 18, 2012

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:  Mary B. Cole, Esq.

Re:	FundVantage Trust
1940 Act File No. 811-22027
1933 Act File No. 333-141120

Dear Ms. Cole:

On behalf of FundVantage Trust (the “Trust”), accompanying this letter is Post-Effective Amendment No. 57 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment is being filed pursuant to Rule 485(b) under the Securities Act of 1933 (the “Securities Act”) to (i) incorporate changes to the Registration Statement in response to oral comments from the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 54 (“PEA No. 54”) to the Registration Statement and (ii) make other non-material changes.  PEA No. 54 was filed on March 1, 2012 pursuant to Rule 485(a) under the Securities Act to register the Heitman REIT Fund (the “Fund”), a new series of the Trust, under the Investment Company Act of 1940 and to register the Fund’s shares under the Securities Act.  The Fund and its shares are being registered in connection with the reorganization of the Old Mutual Heitman REIT Fund, a series of Old Mutual Funds II, into the Fund (the “Reorganization”) pursuant to an Agreement and Plan of Reorganization. Accordingly, the Trust has submitted a registration statement on Form N-14 in connection with the Reorganization. It is anticipated that the Fund will commence operations at the closing of the Reorganization, which is expected to occur on or after June 4, 2012.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the prospectus (the “Prospectus”) and statement of additional information (the “SAI”) contained in PEA No. 54.  We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

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Prospectus

1.                                      In the Fees and Expenses table in the Fund Summary, please make the following changes:  (i) insert the holding period for the redemption fee; (ii) change the parenthetical after the heading “Annual Fund Operating Expenses” to conform with Form N-1A; (iii) add a footnote stating that the 12b-1 plan permits a fee of up to 25 basis points but that it is not currently accessed; and (iv) indent the sub-items under the “Other Expenses” line item.

Response:  The Prospectus has been amended to reflect the Staff’s comments.

2.                                      Under the heading Summary of Principal Investment Strategies in the Fund Summary, please make the following changes:  (i) consistent with Rule 35d-1 (Fund Name Rule) include a policy to invest at least 80% of its assets in REITS since the Fund uses the term “REIT” in its name; (ii) disclose whether the Fund will invest in mortgage REITS or Hybrid REITS, and, if so, include relevant risk disclosure; (iii) disclose whether the Fund will utilize derivatives and, if so, include relevant risk disclosure; and (iv) disclose whether the Fund may invest in foreign REITs and, if so, the extent of such investment.

Response:  The Prospectus has been revised to address the Staff’s comments. Consistent with the Fund Name Rule, the Fund has adopted a policy to invest, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in REITs. This policy may be changed by the Board of Trustees without shareholder approval upon 60 days prior written notice. Also, note that while the Fund reserves the ability to invest in mortgage REITs, hybrid REITs or foreign REITs or utilize derivative instruments, it is not currently anticipated that such strategies will be principal investment strategies of the Fund. The Fund will revise its prospectus to provide appropriate risk disclosure, in the event that any of these strategies become a principal investment strategy.

3.                                      Under the heading Purchase and Sale of Fund Shares in the Fund Summary, delete the footnotes to the table.

Response:  The Prospectus has been amended to reflect the Staff’s comments.

4.                                      Under heading Investment Objective provide the amount in days of notice to be provided to shareholders.

Response:  The Prospectus has been amended to address the Staff’s comments. The investment objective will be a fundamental investment policy that may only be changed by the approval of shareholders.

Statement of Additional Information

5.                                        In Fundamental Investment Limitation No. 5, delete “physical” as the Staff considers such term redundant.

Response:  The SAI has been amended to reflect the Staff’s comments.

6.                                        In the second sentence of Fundamental Investment Limitation No. 7, change “REIT industry” to “real estate industry”.

Response:  The SAI has been amended to reflect the Staff’s comments.

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As counsel to the Trust, we reviewed the Amendment and hereby represent that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) of the Securities Act.

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Joel Weiss, President of FundVantage Trust John M. Ford, Esq.

EXHIBIT A

FUNDVANTAGE TRUST
301 BELLEVUE PARKWAY
WILMINGTON, DE 19809

May 18, 2012

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	FundVantage Trust (the “Trust”) File Nos. 333-141120 and 811-22027

Dear Sir or Madam:

In connection with the Trust’s response to certain oral comments received from the Commission staff with respect to Post-Effective Amendment No. 54, the Trust’s registration statement on Form N-1A filed with the Commission on March 1, 2012 (the “Amendment”), the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4009.

Very truly yours,

/s/ Joel Weiss

Joel Weiss
President and Chief Executive Officer

Cc:	Ms. Mary B. Cole, Esq., Securities and Exchange Commission John M. Ford, Esq.